Lawrence B. Mandala
Direct Dial: (972) 628-3631	E-mail: lmandala@munckwilson.com

January 31, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Bayou City City Exploration, Inc.
Amendment No. 1 to Schedule 13E-3
Filed by Bayou City Exploration, Inc., Stephen C. Larkin, et al.
Filed January 14, 2014
File No. 005-81648
Revised Preliminary Information Statement on Schedule 14C
Filed January 14, 2014
File No. 000-27443

Dear Mr. Orlic:

Set forth below are the responses of Bayou City Exploration, Inc. (the “Company”) to the comments contained in your letter to Stephen C. Larkin, Chief Executive Officer, dated January 27, 2014. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. The Company’s Preliminary Information Statement on Schedule 14C (Amendment No. 2) (the “Schedule 14C Amendment,”) was filed with the Commission today.

Revised Preliminary Information Statement on Schedule 14C

Filing person, page 9

1.                   Please make the disclosures required by Item 1003(c)(3) and (4) of Regulation M-A regarding the company. See Item 1003(b) of Regulation M-A.

The Company has revised the disclosure in the Schedule 14C Amendment to comply with the Staff’s request. See Schedule 14C Amendment disclosure under the caption “Special Factors – Filing Persons,” page 9.

Securities and Exchange Commission

January 31, 2014

Net Book Value per Share of Our Shares, page 34

2.                   We note your disclosure that net book value per share as of September 30, 2013 was $2.05, and $2.26 as adjusted to reflect the Reverse/Forward Stock Split. Please disclose how the board of directors considered this information in determining that the per share consideration constitutes fair value. See Instruction 2(iii) to Item 1014 of Regulation M-A.

The Company has revised its disclosures regarding Factors Considered to Determine Fairness to reflect that the Board noted the net book value of the Company and describe how such factor was considered by the Board. See Schedule 14C Amendment, page 21.

Trading Market and Price of Our Common Stock and Dividend Policy, page 35

3.                   Please update this table as of the most recent practicable date. We also continue to question why you have disclosed high and low bid quotations, rather than high and low sales prices. The latter must be provided when there is a “principal market,” such as the OTCQB. See Item 1002(c) of Regulation M-A.

The Company has revised its disclosures regarding Trading Market and Price of Our Common Stock and Dividend Policy to disclose the high and low sales prices quoted by the OTC Market Groups, Inc. OTCQB in each quarter during the past two years. See Schedule 14C Amendment, pages 8 and 35.

Security Ownership of Certain Beneficial Owners and Management, page 35

4.                   Please update this table as of the most recent practicable date.

The Company has revised its disclosures regarding Security Ownership of Certain Beneficial Owners and Management to comply with the Staff’s request. See Schedule 14C Amendment, page 36.

We believe the above discussion and the Schedule 14C Amendment respond to all of the Staff’s comments. If you have any questions or comments regarding the Schedule 14C Amendment or the Company’s responses to your comments, please contact the undersigned at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is greatly appreciated.

Very truly yours,

/s/ Lawrence B. Mandala

Lawrence B. Mandala

LBM:nc

cc:      Mr. Stephen C. Larkin